CLOUD SECURITY CORPORATION

December 22, 2014

VIA EDGAR Ajay Koduri Securities and Exchange Commission Division of Corporation Finance Mail Stop 3720 100 F Street, Washington DC, 20549

Re:	Cloud Security Corporation Preliminary Schedule 14C Filed: December 16, 2014 File No: 000-5440

Dear Mr. Koduri:

In response to your oral request of December 19, 2014, Cloud Security Corporation (the “Company”) is providing the following information in addition to filing the amended Preliminary Information Statement on Schedule 14C (the “Information Statement”).

1. Clarify whether the 1:100 reverse stock split applies only to outstanding shares or to all authorized shares. If the split is of outstanding shares only, please revise to provide specific disclosure of the anti-takeover effects of the reverse stock split to conform to the guidelines set forth in SEC Release No. 34-15230 (October 13, 1978), Disclosure in Proxy or Information Statements; Anti-Takeover or Similar Proposals.

Company Response: The 1:100 reverse stock split (the “Reverse Stock Split”) applies only to issued and outstanding common stock of the Company. The Company acknowledges the Staff’s comment, has reviewed SEC Release No. 34-15230 and has amended its Information Statement to reflect these disclosures.

2. Please revise your Information Statement to address whether disclosures required by Items 11 and 13 of Schedule 14A apply to this transaction due to the issuance of securities to Goldenrise Development, Inc. (“Goldenrise”).

Securities and Exchange Commission

December 22, 2014

Company Response: The Company acknowledges the Staff’s comment regarding Items 11 and 13 of Schedule 14A. As for Item 11, the Company has amended its Information Statement to reflect the required disclosures. As for Item 13, the Company respectfully disagrees that the financial information required by Item 13(a) is required for this corporate action. Instruction 1 to Item 13 states:

“Notwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. In the usual case the information is deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization or issuance of a material amount of senior securities, but the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction…” (Emphasis added.)

The issuance of common stock to Goldenrise is not being made in connection with an exchange, merger, consolidation, acquisition or similar transaction and is thus not material to the exercise of prudent judgment in regard to the matter to be acted upon. The inclusion of financial statements of the Company is not material to the matter to be acted upon.

ACKNOWLEDGMENT

In connection with the Company’s responses herein and as provided in the amended Preliminary Information Statement the Company hereby acknowledges:

• The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

• Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Safa Movassaghi

Safa Movassaghi,

CEO/ Chairman of the Board

Cloud Security Corporation

4590 MacArthur Boulevard, Suite 500

Newport Beach, CA 92660